Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Registration in the Securities Registry No. 306

Santiago, November 26, 2021

Mr.

Joaquin Cortez Huerta

President

Comisión para el Mercado Financiero

Av. Libertador Bernardo O’Higgins 1449

Santiago

Ref:	Reports MATERIAL FACT

Dear Sir:

Pursuant to the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM” or the “Company”), Securities Registration No. 306:

1.	In the context of the reorganization proceeding of LATAM and certain of its direct and indirect subsidiaries (collectively with LATAM, the “Debtors”) in the United States of America (the “Chapter 11 Proceeding”) pursuant to the rules set forth in Chapter 11 (the “Chapter 11”) of the U.S. Bankruptcy Code, on this date, the Debtors have filed with the Bankruptcy Court for the Southern District of New York where the Chapter 11 Proceeding is pending (the “Court”), a plan of reorganization and financing (the “Plan of Reorganization”) which contemplates a series of transactions in order to successfully emerge from the Chapter 11 Proceeding in compliance with all applicable laws. Such plan, in order to be implemented, must first be approved by the requisite creditors classes and confirmed by the Court in accordance with the U.S. Bankruptcy Code.

2.	The restructuring contemplated in the Plan of Reorganization is supported by a group of unsecured creditors of LATAM represented by Evercore (the “Evercore Represented Creditors”). Additionally, and subject to the confirmation by their respective boards, such restructuring is also supported by (i) Delta Air Lines, Inc.; (ii) Qatar Airways Investment (UK) Ltd.; (iii) the Cueto group (i.e., Costa Verde Aeronáutica S.A. and Inversiones Costa Verde Ltda. y Cía. en Comandita Por Acciones); and (iv) the Eblen group (i.e., Andes Aérea SpA, Inversiones Pia SpA and Comercial Las Vertientes SpA). Hereinafter, the parties indicated in (i), (ii) and (iii), the “Backstop Shareholders”.

3.	The Plan of Reorganization contemplates, among other things:

A.	A capital increase from the current approximate amount of US$3,146 million divided into 606,407,693 common shares to approximately the amount of US$13,602 million divided into approximately 606,407,693,000 common shares. This capital increase in the approximate amount of US$10,456 million will be carried out through (i) the issuance of new common stock (the “New Common Stock”), representing approximately US$800 million, and (ii) the issuance of shares intended to support the issuance of three classes of new convertible notes (the “New Convertible Notes”) and the potential conversion thereof into common shares of the Company, representing in the aggregate approximately US$9,656 million. As a consequence of the foregoing, and notwithstanding the preemptive rights of LATAM’s shareholders pursuant to applicable law, according to the terms and conditions of the Plan of Reorganization, the shares currently issued by the Company would represent approximately 0.1% of the total shares of LATAM after the reorganization.

The New Common Stock will be preemptively offered to all of the Company’s shareholders, as required by current legislation. In addition, it should be noted that the placement of all of the New Common Stock is assured because, subject to the execution of commitment letters and definitive documentation, (i) the Backstop Shareholders have agreed to backstop up to US$400 million of New Common Stock without being entitled to any payment as a result of such commitment; and (ii) the remaining US$400 million, to the extent not subscribed by the remaining shareholders’ of LATAM, will be subscribed by the Evercore Represented Creditors, who have agreed to backstop the placement of the New Common Stock for up such amount in exchange for a payment of 20% calculated on such amount.

B.	The New Convertible Notes issuance, in accordance with the details indicated below:

i.	New Convertible Notes denominated “New Convertible Notes Class A” and “New Convertible Notes Class C” to be allocated in settlement of certain claims against LATAM existing as of the date of filing of the voluntary petition of relief under Chapter 11, to restructure such claims.

The difference between the two is that while the recipients of the New Convertible Notes Class A are unsecured creditors of LATAM who elect not to contribute new money to the Company (thereby receiving New Convertible Notes Class A in lieu of payment of their claims), the recipients of the New Class C Convertible Notes are unsecured creditors who elect to contribute new money, thereby receiving New Convertible Notes Class C in exchange for a combination of a settlement of their claims and a contribution of new money, at a rate of approximately

US$0.921692 of new money for each US$1 of claims (the “Subscription Ratio”).

As explained further below, the aggregate amount of the New Convertible Notes Class C is approximately US$6,816 million. As a result of the Subscription Ratio, should this New Convertible Notes Class C were subscribed in their entirety by unsecured creditors, such subscription would require (i) a new money contribution of approximately US$3,269 million; and (ii) a settlement of unsecured claims for approximately US$3,547 million. It should be added that the Evercore Represented Creditors, subject to the execution of commitment letters and definitive documentation, have agreed to backstop the placement of the integrity of the New Convertible Notes Class C in exchange of a payment of 20% calculated over the aforementioned new money contribution amount of approximately US$3,269 million.

Finally, although the New Convertible Notes Class A and the New Convertible Notes Class C are structured to be delivered in settlement of existing claims, they will be preemptively offered to LATAM’s shareholders as required by applicable law. In the event they are subscribed by such shareholders, the unsecured creditors that are otherwise beneficiaries thereof may receive in lieu of such New Convertible Bonds, distributions of the cash obtained from such subscription.

ii.	“New Convertible Notes Class B” intended to raise new money, which will also be preemptively offered to all of the Company’s shareholders. The placement of these bonds is fully backstopped by the Backstopping Shareholders, without the right to receive any payment in exchange for such commitment, subject to the execution of commitment letters and definitive documentation.

It is worth noting that the new money that will be obtained by the Company due to the placement of the New Convertible Notes Class B, the New Convertible Notes Class C and the New Common Stock will amount approximately to US$5,442 million.

C.	The incurrence of new debt for approximately US$2,250 million and a new revolving credit facility for approximately US$500 million, which will be structured after a competitive process in the market in order to obtain the best financial conditions available at the time of contracting.

4.	With respect to the New Common Stock:

A.	Subscription Price: The price at which the New Common Stock will be offered will reflect a 13.73% discount with respect to the equity value of LATAM at the consolidated level (“LATAM’s Equity Value”). However, to the extent LATAM’s Equity Value set forth in the Plan of Reorganization is amended, the subscription price shall also be amended.

B.	Placement Mechanics: As indicated, these shares will be preemptively offered to all of the Company’s shareholders during the respective preemptive rights offering period (the “First POP”). The Backstop Shareholders have agreed to subscribe their respective pro-rata in the First POP without being entitled to any payment resulting from such commitment. In the event that after the expiration of the First POP, New Common Stock is still available, such stock will be preemptively offered to all shareholders of the Company who have participated in the First POP (including, without limitation, the Backstop Shareholders and other LATAM shareholders). As mentioned above, subject to the execution of binding commitment letters and definitive documentation, the Backstop Shareholders have agreed to backstop up to US$400 million of the New Common Stock without being entitled to any payment as a result of such commitment; provided, however, that the aggregate amount of shares that the Backstop Shareholders will have in LATAM as a result of the subscription of New Common Stock and the exercise of the conversion option of the New Convertible Notes Class B, shall not exceed 27% of the capital of the reorganized Company.

Finally, in the event that after the foregoing, New Common Stock is still available, the remainder will be subscribed by the Evercore Represented Creditors up to the amount of US$400 million, who have assumed such commitment in exchange for a payment of 20% calculated on such amount, subject to the execution of binding commitment letters and definitive documentation.

5.	With respect to the New Convertible Notes Class A:

A.	Amount of the Issue: Approximate amount of US$1,467 million.

B.	Maturity Date: Payable in a single installment on December 31, 2121.

C.	Interest: No interest will accrue.

D.	Conversion Ratio: Conversion ratio of New Convertible Bonds Class A into shares of the Company at a ratio of 0.193333x; provided, however, that to the extent LATAM’s Equity Value set forth in the Plan of Reorganization is amended, such conversion ratio shall also be amended.

However, the conversion ratio shall decrease by 50% in the event that the conversion option is exercised after the 60th day after the date on which the Plan of Reorganization becomes effective (the “Effective Date”).

E.	Distribution of New Convertible Notes Class A:To the extent that the New Convertible Notes Class A are not subscribed by the Company’s shareholders during the respective preemptive rights offering period, the Plan of Reorganization contemplates that they will be allocated to unsecured creditors who do not opt to participate in the New Convertible Notes Class C, in settlement of their claims. It should be added that the Backstop Shareholders have agreed to waive their respective preemptive rights to subscribe for these instruments.

6.	With respect to the New Convertible Notes Class C:

A.	Amount of the Issue: Approximate amount of US$6,816 million, which to the extent fully subscribed by unsecured creditors would require (i) a new money contribution of approximately US$3,269 million; and (ii) acceptance of a settlement of their claims for approximately US$3,547 million.

B.	Maturity Date: Payable in a single installment on December 31, 2121.

C.	Interest: No interest will accrue.

D.	Conversion Ratio: Conversion ratio of New Convertible Bonds Class C into shares of the Company at a ratio of 0.705506x; provided, however, that to the extent LATAM’s Equity Value set forth in the Plan of Reorganization is amended, such conversion ratio shall also be amended.

However, the conversion ratio will decrease by 50% in case the conversion option is exercised after the 60th day from the Effective Date.

E.	Distribution of New Convertible Notes Class C: To the extent that the New Convertible Notes Class C are not subscribed by the Company’s shareholders during the respective preemptive rights offering period, the Plan of Reorganization contemplates that they will be subscribed by unsecured creditors who opt to participate in the New Convertible Notes Class C in exchange of (i) a settlement of their claims; and (ii) a new money contribution pursuant to the Subscription Ratio. It should be added that the Backstop Shareholders have agreed to waive their respective preemptive rights to subscribe for these instruments.

7.	With respect to the New Convertible Notes Class B:

A.	Amount of the Issue: Approximate amount of US$1,373 million in new money.

B.	Maturity Date: Payable in a single installment on December 31, 2121.

C.	Interest: Interest shall accrue payable in cash at a rate of 1% per annum; provided, however, that no interest shall accrue during the first 60 days from the Effective Date.

D.	Conversion Ratio: Conversion ratio of New Convertible Bonds Class B into shares of the Company at a ratio of 1.159152x; provided, however, that to the extent LATAM’s Equity Value set forth in the Plan of Reorganization is amended, such conversion ratio shall also be amended. This conversion ratio implies an implicit price per share equal to that of the New Common Stock.

However, the conversion ratio will decrease by 50% in the event that the conversion option is exercised after the fourth anniversary date plus 60 days from the Effective Date.

E.	Lock-up Period: In the event that the conversion option is exercised within 60 days after the Effective Date, the shares received as a result of the conversion may not be transferred until the fourth anniversary from the Effective Date; provided, however, that such shares could be subjected to encumbrances during such period.

F.	Subscription of New Convertible Notes Class B: To the extent that the New Convertible Notes Class B are not subscribed by the Company’s minority shareholders during the respective preemptive rights period, they will be subscribed in their entirety by the Backstop Shareholders in their capacity as strategic shareholders, who have agreed to fully backstop the placement of the New Convertible Notes Class B that are not subscribed by the remaining shareholders of the Company, not demanding any backstop payment in exchange for such commitment.

8.	The Plan of Reorganization also contemplates that LATAM’s bylaws will be amended so that, during the two years following the Effective Date, the approval of any of the matters contemplated in Article 67 of Law No. 18,046 will require the affirmative vote of 73% of the voting shares, instead of two-thirds of the voting shares as provided therein.

9.	In addition, the Plan of Reorganization also contemplates a number of customary elements for these type of transactions, including (i) the establishment of an incentive plan for the management of LATAM, the terms and conditions of which are to be determined; and (ii) the payment in full of the debtor-in-possession financing granted to the Company in the context of the Chapter 11 Proceeding with the new funds raised in connection with the transactions contemplated under the Plan of Reorganization.

10.	As is customary in this type of restructuring, the various creditors and interest holders in the Chapter 11 Proceeding have been divided in the Plan of Reorganization into different classes. Some of these creditors or interest holders have been grouped into classes that are not impaired by the Plan of Reorganization because it is contemplated that their claims will be refinanced, paid, or otherwise treated in an unimpaired manner. Under the rules of Chapter 11, these interested parties are presumed to accept the Plan of Reorganization. On the other hand, there are other creditors and stakeholders that are grouped into classes that will be impaired by the Plan of Reorganization because their claims are restructured under the Plan of Reorganization. Under the rules of Chapter 11, these classes of interested parties will be entitled to vote, accepting or rejecting the Plan of Reorganization.

11.	If the Plan of Reorganization is approved by the requisite creditor vote, confirmed by the Court and implemented, it will enable the Debtors to emerge from the Chapter 11 Proceeding with a robust capital structure, with adequate liquidity and will allow the Company to successfully execute its business plan in a sustainable manner over time.

12.	The Company will keep its shareholders, creditors and the market informed on the progress of the Chapter 11 Proceeding. In addition, the Board of Directors of the Company has agreed to call an Extraordinary Shareholders’ Meeting for December 23, 2021 in order to summon its shareholders on the Reorganization Plan and the next steps in the Chapter 11 Proceeding. The details of such shareholders’ meeting will be informed to the shareholders through the applicable broadcast media as provided in applicable law.

Sincerely yours,

Roberto Alvo M.

General Manager

LATAM Airlines Group S.A.